September 10, 2024

Verender Badial
Chief Financial Officer
Zura Bio Limited
1489 W. Warm Springs Rd. #110
Henderson, NV 89014

       Re: Zura Bio Limited
           Registration Statement on Form S-3
           Filed September 3, 2024
           File No. 333-281905
Dear Verender Badial:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Sarah Sellers, Esq.